UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

843611104

(CUSIP Number)

Robert W. Webb, Esq. 225 W. Washington St. Chicago, IL 60606 (312) 372-9500 Glen Miller 200 West Madison Street Chicago, Il 60606 (312) 577-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15 , 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)
(Page 1 of 8 Pages)

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cerro Trading Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% of Common Stock (as hereinafter defined) outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SPC Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% of Common Stock (as hereinafter defined) outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

Except as specifically amended by this Amendment No. 9, all other provisions of Cerro's Schedule 13D filed on January 2, 1996, as amended by Amendment Nos. 1-8, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

On June 15, 2005, pursuant to an underwriting agreement dated as of the same date among the Issuer, the several underwriters named therein, Cerro, SPC Investors and the other selling stockholders named therein (the "Underwriting Agreement"), Cerro sold 9,498,088 shares of Common Stock of the Issuer and SPC Investors sold 1,880,000 shares of Common Stock of the Issuer, in each case for a price of $40.635 per share, net of underwriter discounts and commissions. Simultaneous with Cerro's and SPC Investors' sale of these shares, certain other shareholders of Common Stock of the Issuer also sold their shares of Common Stock of the Issuer for a price of $40.635 per share, net of underwriter discounts and commissions, pursuant to the Underwriting Agreement. In total, 22,551,884 shares of Common Stock of the Issuer were sold pursuant to the Underwriting Agreement. The preceding description of the Underwriting Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, is qualified by reference to the full text of the Underwriting Agreement.

As a result of this sale of shares of Common Stock of the Issuer by Cerro and SPC Investors, neither Cerro nor SPC Investors retains any ownership interests in the Issuer.

Except as set forth above, neither Cerro nor SPC Investors has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, each of Cerro and SPC Investors currently beneficially own 0 shares of Common Stock, in each case representing 0% of the outstanding shares of Common Stock of the Issuer. Neither Cerro, nor SPC Investors, nor, to the best of its knowledge, any other individuals named in Appendix A or Appendix B to this Schedule 13D, beneficially owns any shares of Common Stock.

(b) Each of Cerro and SPC Investors currently have sole or shared power to vote, or direct the vote, or to dispose, or to direct the disposition, with respect to 0 shares of Common Stock. Neither Cerro, nor SPC Investors, nor, to the best of its knowledge, any other individuals named in Appendix A or Appendix B to this Schedule 13D, beneficially owns any shares of Common Stock.

(c) None, except for Item 4 above.

(d) Not applicable.

(e) On June 15, 2005, pursuant to the transaction described in Item 4 above, neither Cerro nor SPC Investors is a beneficial owner of more than five percent of the Common Stock of the Issuer. As a result of the transaction, Cerro and SPC Investors no longer retain any beneficial ownership of any Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

Underwriting Agreement. See Item 4 above.

Except for the Purchase Agreement, the Registration Rights Agreement and the Underwriting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.
1.	Underwriting Agreement, dated as of June 9, 2005, among the Issuer, the several underwriters named therein, Cerro, SPC Investors and the other selling stockholders named therein.
2.	Joint Filing Agreement, dated as of June 24, 2005, between Cerro Trading Company, Inc. and SPC Investors, L.L.C.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24 , 2005	CERRO TRADING COMPANY, INC.

	By:	/s/ Robert W. Webb

	Name:	Robert W. Webb
	Title:	Secretary and General Counsel

SPC INVESTORS, LLC

	By:	/s/ Thomas J. Pritzker

	Name:	Thomas J. Pritzker, solely in his
capacity as trustee and not in his individual capacity
	Title:	Trustee

By:	/s/ Karl J. Breyer

Name:	Karl J. Breyer, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

By:	/s/ Marshall E. Eisenberg

Name:	Marshall E. Eisenberg, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1

Underwriting Agreement, dated as of June 9, 2005, among the Issuer, the several underwriters named therein, Cerro Trading Company, Inc., SPC Investors, L.L.C. and the other selling stockholders named therein.

2	Joint Filing Agreement, dated as of June 24, 2005, between Cerro Trading Company, Inc. and SPC Investors, L.L.C.